UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 3, 2019

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Financial Statements as of and for the three-month and nine-month periods ended March 31, 2019 included in this Form 6-K reflect certain adjustments resulting from the accounting treatment applied to the business combination with Union Acquisition Corp., which is different from the accounting treatment applied to such business combination in the financial information for the same period contained in our earnings release included in the Form 6-K filed on May 23, 2019.  Such adjustments had no impact on our operational performance.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Bioceres Crop Solutions Corp. unaudited interim condensed consolidated financial statements as of March 31, 2019, June 30, 2018 and for the nine-month periods ended March 31, 2019 and 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

Date: July 3, 2019	By :	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer